UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-41869

Captivision Inc.

(Exact name of registrant as specified in its charter)

298-42 Chung-buk Chungang-ro Chung-buk,

Pyeong-taek, Gyounggi, Republic of Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Share Purchase Agreement

On June 12, 2024, Captivision Inc. (“Captivision” or the “Company”), entered into a Share Purchase Agreement (the “SPA”), with New Circle Principal Investments LLC, a Delaware limited liability company (“New Circle”). Under the SPA, the Company has the right to issue and sell to New Circle up to $30.0 million of its ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) subject to certain limitations and conditions set forth in the SPA, from time to time, over a 24-month period. Sales of the Ordinary Shares to New Circle under the SPA, and the timing of any such sales, are solely at the Company’s option, and the Company is under no obligation to sell any Ordinary Shares to New Circle under the SPA.

Upon the satisfaction of the conditions precedent in the SPA, which include having a registration statement for the resale of the Ordinary Shares issued to New Circle declared effective, the Company has the right to direct New Circle to purchase a specified number of Ordinary Shares by delivering written notice (a “Purchase Notice”). A Purchase Notice may not be for the purchase of more than the greater of (i) 100% of the average of the daily trading volume of the Ordinary Shares on The Nasdaq Capital Market (“Nasdaq”) during the five consecutive trading days immediately preceding the delivery of the Purchase Notice and (ii) the number of Ordinary Shares equal to $50,000 divided by the volume weighted average price of the Ordinary Shares during the five trading days immediately preceding the delivery of the Purchase Notice.

Upon receipt of a Purchase Notice, New Circle will be required to purchase Ordinary Shares at a price per share equal to 97% of the lowest daily volume weighted average price of the Ordinary Shares on Nasdaq during the three consecutive trading days commencing on the date of delivery of the Purchase Notice (the “Pricing Period”); provided, however, upon mutual consent of New Circle and the Company, the Pricing Period may commence during the trading day in which the Company submits a Purchase Notice.

The SPA will automatically terminate on the earliest of (i) the 24-month anniversary of the date a resale registration statement for the Ordinary Shares issued to New Circle is declared effective by the Securities and Exchange Commission (“SEC”), (ii) the date on which New Circle shall have made payment to the Company for Ordinary Shares equal to $30.0 million or (iii) the date any statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated, withdrawn or endorsed by any court or governmental authority of competent jurisdiction, as applicable, which would prohibit any of the transactions contemplated by the SPA. The Company has the right to terminate the SPA at no cost or penalty upon five trading days’ prior written notice to New Circle, provided that there are no outstanding Purchase Notices under which Ordinary Shares have yet to be issued and the Company has paid all amounts owed to New Circle pursuant to the SPA. The Company and New Circle may also agree to terminate the SPA by mutual written consent.

As consideration for New Circle’s commitment to purchase Ordinary Shares pursuant to the SPA, the Company paid New Circle a structuring fee of $20,000 and a legal fee of $25,000. In addition, the Company shall pay a commitment fee to New Circle in the form of Ordinary Shares with an aggregate value equal to $500,000 (the “Commitment Shares”), the value of which shall be determined on the trading day prior to the initial filing of the registration statement filed in order to register the Ordinary Shares sold under the SPA; provided however, that the Company shall not be required to issue to New Circle more than Five Hundred Thousand (500,000) Ordinary Shares in satisfaction of the commitment fee.

The SPA contains customary representations, warranties, conditions and indemnification obligations of the parties. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

The net proceeds under the SPA to the Company will depend on the frequency and prices at which the Company sells Ordinary Shares to New Circle. The Company expects that any proceeds received from such sales to New Circle under the SPA will be used for working capital and general corporate purposes.

Registration Rights Agreement

In connection with the entry into the SPA, on June 12, 2024, the Company entered into a registration rights agreement with New Circle, pursuant to which the Company agreed to file with the SEC, no later than July 12, 2024, a registration statement for the resale by New Circle of the Ordinary Shares issued under the SPA (including the Commitment Shares). The Company agreed to use its reasonable best efforts to have such registration statement declared effective within 45 days of such filing and to maintain the effectiveness of such registration statement during the 24-month commitment period. The Company shall not have the ability to issue any Purchase Notices under the SPA until such resale registration statement is declared effective by the SEC.

In the SPA, New Circle represented to the Company, among other things, that it is an “accredited investor” (as such term is defined in Rule 501(a)(3) of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”)). The securities referred to in this Form 6-K are being issued and sold to New Circle in reliance upon the exemption from the registration requirements of the Securities Act afforded by Section 4(a)(2) of the Securities Act.

Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC is acting as a placement agent to the Company in connection with the sale of the Ordinary Shares.

The foregoing is a brief description of the SPA and the Registration Rights Agreement, and is qualified in its entirety by reference to the full text of the SPA and the Registration Rights Agreement, attached hereto as Exhibits 99.1 and 99.2.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Share Purchase Agreement, dated June 12, 2024, between Captivision, Inc. and New Circle Principal Investments LLC.
99.2	Registration Rights Agreement, dated June 12, 2024, between Captivision Inc. and New Circle Principal Investments LLC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPTIVISION INC.

Date:	June 13, 2024	By:	/s/ Gary R. Garrabrant
Gary R. Garrabrant
Chairman and CEO